2828 N. Harwood Street

Suite 1800

Dallas, TX 75201-2139

214-922-3400

Fax: 214-922-3899

www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

December 29, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Jennifer Gowetski

Special Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OPC Residential Properties Trust, Inc.
Form 10, Filed October 14, 2014
File No. 000-55293

Dear Ms. Gowetski:

This letter sets forth the response of our client, OPC Residential Properties Trust, Inc. (the “Company”), to the verbal comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form 10 (“Form 10”) filed with the Commission on October 14, 2014, as amended by Amendment No. 1 to the Form 10 filed with the Commission on November 26, 2014. For your convenience, this response letter sets forth each of the Staff’s verbal comments followed by the Company’s responses thereto.

General

1. Comment: Please confirm that the Company has provided the Commission with support for all quantitative and qualitative business and industry data used in the Form 10. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Response: The Company provided the Commission with paper copies of support for all quantitative and qualitative business and industry data used in the Form 10 via correspondence dated December 12, 2014. The paper copies of the information were accompanied by the requested cover letter.

2. Comment: Please confirm that the Company will file its Articles of Amendment and Restatement, as filed with Maryland, as an exhibit to a Current Report on Form 8-K filed with the Commission.

3. Response: The Company confirms that it will file its Articles of Amendment and Restatement, as filed with Maryland, as an exhibit to a Current Report on Form 8-K filed with the Commission. The Company filed its Articles of Amendment and Restatement with Maryland on December 29, 2014 and intends to file such Current Report on Form 8-K on December 30, 2014.

Atlanta — Brussels —  Charlotte — Dallas — Los Angeles — New York — Research Triangle — Silicon Valley — Washington, D.C.

Ms. Jennifer Gowetski

December 29, 2014

Should you have any further questions or need additional information, please do not hesitate to contact me at (214) 922-3412.

Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	Rosemarie A. Thurston, Alston & Bird LLP
Stacie Gorman, Securities and Exchange Commission